SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BBX Capital Corporation

(Name of Subject Company (Issuer))

BFC Financial Corporation

(Names of Filing Persons (Offeror))

Class A Common Stock, par value $0.01

(Title of Class of Securities)

05540P 100

(CUSIP Number of Class of Securities)

Alan B. Levan

Chairman, Chief Executive Officer and President

BFC Financial Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alison W. Miller

Stearns Weaver Miller Weissler

Alhadeff & Sitterson, P.A.

150 West Flagler Street, Suite 2200

Miami , Florida 33130

(305) 789-3200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$95,424,420	$11,088.32

(1)	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 4,771,221 shares of Class A Common Stock of BBX Capital Corporation (together with the associated preferred share purchase rights) at a purchase price of $20.00 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as updated by Fee Rate Advisory No. 1 for Fiscal Year 2015, equals $116.20 per $1,000,000 of the transaction valuation. The full amount of the filing fee has been offset as set forth below.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,910.56	Filing Party: BFC Financial Corporation
Form or Registration No.: Form S-4 (333-190036)	Date Filed: February 14, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by BFC Financial Corporation, a Florida corporation (“BFC”), and relates to the offer by BFC to purchase up to 4,771,221 shares of Class A Common Stock, par value $0.01 per share, together with the associated preferred share purchase rights (collectively, the “Shares”) of BBX Capital Corporation (“BBX Capital”) at a price of $20.00 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as exhibits (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to Items 1 through 11 of this Schedule TO, as more particularly described below.

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the Schedule 13D filed by BFC on August 28, 2008, as previously amended, with respect to the Class A Common Stock of BBX Capital.

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CUSIP No. 05540P 100

1.	Names of Reporting Persons BFC Financial Corporation (I.R.S. No. 59-2022148)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,328,356(1)
8. Shared Voting Power 42
9. Sole Dispositive Power 8,328,356(1)
10. Shared Dispositive Power 42

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,328,398(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.5%
14.	Type of Reporting Person (See Instructions) HC

(1)	Includes 195,045 shares of BBX Capital’s Class B Common Stock owned by BFC. These shares are convertible at any time in BFC’s discretion on a share-for-share basis into BBX Capital’s Class A Common Stock.

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Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)      The information set forth in “The Offer - Section 8 (Certain Information Concerning BBX Capital)” of the Offer to Purchase is incorporated herein by reference.

(b)      The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)      The information set forth in “The Offer - Section 7 (Price Range of the Shares)” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b) and (c) This Schedule TO is filed by BFC. The information set forth in “The Offer - Section 9 (Certain Information Concerning BFC and its Executive Officers, Directors and Controlling Persons)” of the Offer to Purchase and under Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)      The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	“The Offer - Section 1 (Terms of the Offer; Expiration Date; Proration)”;

•	“The Offer - Section 2 (Background of the Offer; Purpose of the Offer; Plans for BBX Capital After the Offer; Certain Effects of the Offer)”;

•	“The Offer - Section 3 (Acceptance of and Payment for Shares)”;

•	“The Offer - Section 4 (Procedures for Tendering Shares)”;

•	“The Offer - Section 5 (Withdrawal Rights)”;

•	“The Offer - Section 6 (Material U.S. Federal Income Tax Consequences)”;

•	“The Offer - Section 12 (Conditions of the Offer)”; and

•	“The Offer - Section 16 (Miscellaneous)”.

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Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in “The Offer - Section 2 (Background of the Offer; Purpose of the Offer; Plans for BBX Capital After the Offer; Certain Effects of the Offer)” and “The Offer - Section 13 (Interests of Certain Persons in the Offer; Beneficial Ownership of the Shares; Transactions in the Shares; Related Party Transactions)” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in “The Offer - Section 2 (Background of the Offer; Purpose of the Offer; Plans for BBX Capital After the Offer; Certain Effects of the Offer)” of the Offer to Purchase and under Schedule II to the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (c)(1) through (7) The information set forth under “Summary Term Sheet” and in “The Offer - Section 2 (Background of the Offer; Purpose of the Offer; Plans for BBX Capital After the Offer; Certain Effects of the Offer)” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth under “Summary Term Sheet” and “Introduction” and in “The Offer - Section 10 (Source and Amount of Funds)” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth under “Summary Term Sheet” and “Introduction” of the Offer to Purchase, and the information set forth in “The Offer – Section 9 (Certain Information Concerning BFC and its Executive Officers, Directors and Controlling Persons)” and “The Offer – Section 13 (Interests of Certain Persons in the Offer; Beneficial Ownership of the Shares; Transactions in the Shares; Related Party Transactions)” and under Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a)      The information set forth in “The Offer - Section 15 (Fees and Expenses)” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)      The information set forth in “The Offer – Section 9 (Certain Information Concerning BFC and its Executive Officers, Directors and Controlling Persons)” of the Offer to Purchase and in Schedule III of the Offer to Purchase is incorporated herein by reference.

(b)      Pro forma financial statements have not been included in this Schedule TO or in the Offer to Purchase because they are not material to the decision of holders of Shares whether to sell, tender or hold the Shares in the Offer.

Item 11.	Additional Information.

(a)      The information set forth in “The Offer – Section 2 (Background of the Offer; Purpose of the Offer; Plans for BBX Capital After the Offer; Certain Effects of the Offer),” “The Offer – Section 9 (Certain Information Concerning BFC and its Executive Officers, Directors and Controlling Persons),” “The Offer – Section 13 (Interests of Certain Persons in the Offer; Beneficial Ownership of the Shares; Transactions in the Shares; Related Party Transactions)” and “The Offer – Section 15 (Legal Matters and Regulatory Approvals)” of the Offer to Purchase is incorporated herein by reference.

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(c)      The information in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated March 20, 2015
(a)(1)(ii)	Letter of Transmittal
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
(a)(5)(i)	Press Release issued by BFC, dated March 17, 2015 (incorporated by reference to the Schedule TO-C filed by BFC with the SEC on March 17, 2015)
(b)	None
(d)	None
(g)	None
(h)	None

Item 13.	Information Required by Schedule 13e-3

Not applicable

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BFC Financial Corporation

/s/ Raymond S. Lopez
Name: Raymond S. Lopez
Title: Chief Financial Officer and Chief Accounting Officer

Date: March 20, 2015

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Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated March 20, 2015

(a)(1)(ii)	Letter of Transmittal

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(5)(i)	Press Release issued by BFC, dated March 17, 2015 (incorporated by reference to the Schedule TO-C filed by BFC with the SEC on March 17, 2015)

(b)	None

(d)	None

(g)	None

(h)	None

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